RainChief Energy Inc.
Suite 900-925 West Georgia Street, Vancouver BC V6C 3L2 Canada
Tel +1.604.484.5761 x31 Fax +1.604.484.5760

Trading Symbol: RCFEF.OTCBB

RAINCHIEF SIGNS MEMORANDUM OF UNDERSTANDING WITH PROMETEA PARTNERS

Vancouver, BC – December 7, 2010: RainChief Energy Inc. today announced the execution of a Memorandum of Understanding with Prometea Partners Ltd. for the development of a 1MW PV solar rooftop plant with one of Italy’s leading industrial corporations. Prometea is a London-based corporation with its primary operations office and subsidiary operating companies based in Italy.

It is expected that the initial project MOU will be expanded into a long-term agreement between the two companies for the joint development of a minimum of 60MW of PV solar capacity in Italy over the next 24 month period.

Prometea and its subsidiary operating companies are experienced turn-key facilitators of PV solar power projects, currently focused on development opportunities in Italy. The group brings together a highly professional organization with expertise in all the relevant aspects of renewable energy project development. Prometea has extensive experience in this specialized sector and combines technical and financial expertise with on-the-ground knowledge and regulatory awareness.

ENERGYKA, ENERGYKA Engineering and ENERGYKA Electrosystems (“Prometea Group”) are all Italian subsidiaries of Prometea operating in the areas of engineering, design, development, installation and connection of PV solar plants. The Prometea Group provides design and installation services, including EPC and subcontracting for ground or roof mounted PV systems.

Prometea also provides RainChief with in-depth knowledge of the incentive framework and the approval process required for officially authorized PV projects in Italy. Additionally, the group has the professional background to determine the most ideal authorized rooftop or field sites for potential project development and to source and manage bankable engineering, procurement and construction (EPC) contractors with a proven record of PV project completion. To-date, Prometea has been involved in the development of over 175MW of PV solar projects in Italy.

In announcing the MOU, RainChief President, Brad Moynes said, “In partnering with Prometea we have joined with one of the most experienced PV solar development groups in Italy and the European Union. Their demonstrated project record and in-depth knowledge of the solar industry will serve RainChief well as we establish our presence in the EU solar sector. We look forward to expanding our relationship with Prometea.”

For additional information about Prometea Partners and ENERGYKA visit their websites at www.prometeapartners.com and www.energyka.com.

About RainChief Energy:

RainChief Energy Inc. is a Canadian-based independent renewable energy producer currently engaged in the development of PV solar energy projects in Italy and the European Union. RainChief and key operational partners have the combined capabilities to manage and direct all key steps in the selection, authorization, financing, development and operations of PV solar power projects. Operating partners, plus project suppliers and contractors have demonstrated capabilities in the areas of project development, engineering and construction.

About Prometea Partners:

Prometea Partners is a London-based renewable energy developer operating in the EMEA region on a wide spectrum of renewable energy technologies. Prometea brings together technical and financial expertise with on-the-ground local knowledge of the markets in which it operates. In the solar sector, Prometea has currently signed agreements to develop up to 175MW of ground and roof mounted solar PV installations in Italy alone.

For additional information please contact the following.

“Brad Moynes”

Brad Moynes, President

Tel:      +1-604-484-5761 Ext 31

Fax:      +1-604-484-5760

Investor Relations Contact:    e-mail: invest@rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.